Exhibit (d)(5)

IN THE SUPERIOR COURT OF FULTON COUNTY

STATE OF GEORGIA

INDIANA STATE DISTRICT COUNCIL OF	)	Civil Action No. 2005CV109450
LABORERS AND HOD CARRIERS	)
PENSION FUND, On Behalf of Itself and All	)	CLASS ACTION
Others Similarly Situated and Derivatively on	)
Behalf of GEORGIA-PACIFIC	)	VERIFIED SHAREHOLDER DERIVATIVE
CORPORATION,	)	AND CLASS ACTION COMPLAINT
	)	BASED UPON SELF-DEALING AND
Plaintiff,	)	BREACH OF FIDUCIARY DUTY
)
vs.	)
)
JAMES S. BALLOUN, THOMAS D. BELL,	)
JR., JON A. BOSCIA, ALSTON D.	)
CORRELL, JOHN D. ZEGLIS, BARBARA L.	)
BOWLES, DONALD V. FITES, SIR	)
RICHARD V. GIORDANO, DAVID R.	)
GOODE, KAREN N. HORN, M. DOUGLAS	)
IVESTER, WILLIAM R. JOHNSON, LEE M.	)
THOMAS and LOUIS W. SULLIVAN,	)
)
Defendants,	)
– and –)
)
GEORGIA-PACIFIC CORPORATION, a	)
Georgia corporation,	)
)
Nominal Defendant.	)
	)	DEMAND FOR JURY TRIAL

INTRODUCTION

1. This is a shareholder class and derivative action against the members of the Board of Directors of Georgia-Pacific Corporation (“Georgia-Pacific” or the “Company”) on behalf of Georgia-Pacific and its shareholders arising out of defendants’ self-dealing and refusal to comply with their fiduciary obligations. The defendants have arranged to squeeze plaintiff and Georgia-Pacific’s public stockholders out of their equity interest in Georgia-Pacific by selling Georgia-Pacific to Koch Industries, Inc. (“Koch”) for $48 per share (the “Acquisition”). This lawsuit is necessary to protect Georgia-Pacific and its shareholders from the Georgia-Pacific Board of Directors’ continuing breaches of fiduciary duty, conflicts of interest and violations of statutory law. A written demand has been made on the Board prior to filing suit; however, because said demand is futile (as detailed herein) and the Company faces immediate irreparable harm, this complaint was filed before the statutory 90-day period had expired.

JURISDICTION AND VENUE

2. Nominal defendant Georgia-Pacific’s principal offices are located at 133 Peachtree Street NE, Atlanta, Georgia. Many of the acts complained of herein occurred in Georgia. The amount in controversy is in excess of the jurisdictional minimum of this Court. This action is not removable to federal court as no federal remedy is sought and nominal defendant Georgia-Pacific is a citizen of Georgia as are certain of the Individual Defendants, including defendants Balloun, Bell, Correll, Ivester and Sullivan.

3. Venue is proper in this county. The acts, conduct and transactions complained of herein occurred in substantial part in this county. Georgia-Pacific is headquartered here. Many of the relevant witnesses reside in this county, and defendants Balloun, Bell, Correll, Ivester and Sullivan reside in this county. Additionally, defendants conduct substantial business activities in this county.

PARTIES

4. Plaintiff Indiana State District Council of Laborers and HOD Carriers Pension Fund was, and has been since the time of the commission of the wrongful acts complained of herein, a shareholder of Georgia-Pacific.

5. Nominal defendant Georgia-Pacific engages in the manufacture and marketing of tissue, packaging, paper, building products, and related chemicals. The Company offers its products primarily in North America and Europe. Georgia-Pacific is headquartered in Atlanta, Georgia.

6. Defendant James S. Balloun (“Balloun”) has been a director of the Company since 1998. He is retired Chairman and Chief Executive Officer of Acuity Brands, Inc. (manufacturer of lighting fixtures and cleaning chemicals), a position he held from October 2001 until September 2004. Balloun served as Chairman, Chief Executive Officer and President of National Service Industries, Inc. from 1996 until November 2001. Balloun served as a director of McKinsey & Company, Inc. from 1976 until 1996. Balloun is also a director of Radiant Systems, Inc. and Wachovia Corporation.

7. Defendant Thomas D. Bell, Jr. (“Bell”) is a director of the Company. He has served as Vice Chairman and President and Chief Executive Officer of Cousins Properties Incorporated since January 2001 and January 2002, respectively. Bell was Chairman and Chief Executive Officer of Young & Rubicam, Inc. from January 2000 until November 2000; President and Chief Operating Officer from September 1999 until January 2000 and Chairman and Chief Executive Officer of Young & Rubicam Advertising from March 1998 until August 1999. Bell is also a director of Cousins Property Incorporated, Lincoln Financial Group, AGL Resources, Inc. and Regal Entertainment Group.

8. Defendant Jon A. Boscia (“Boscia”) is a director of the Company. He has served as Chairman and Chief Executive Officer of Lincoln Financial Group since March 2001 and July 1998,

respectively. From January 1998 to March 2001, Boscia served as President of Lincoln National Corporation. Boscia is also a director of Lincoln Financial Group and Hershey Foods Corporation.

9. Defendant Alston D. Correll (“Correll”) has served as Chairman and Chief Executive Officer of the Company since December 1993 and May 1993, respectively, and President from July 1991 to September 2002. He has been a director since 1992. Correll is also a director of Norfolk Southern Corporation, Mirant Corporation and SunTrust Banks, Inc.

10. Defendant John D. Zeglis (“Zeglis”) has been a director of the Company since 2001. He is retired Chairman and Chief Executive Officer of AT&T Wireless Services, Inc., a position he held from December 1999 through November 2004. Zeglis served as President of AT&T Corporation from December 1997 to January 2000, Vice Chairman from June 1997 to November 1997, Senior Executive Vice President and General Counsel from 1996 to 1997 and Senior Vice President and General Counsel from 1986 to 1996. Zeglis is also a director of Helmerich and Payne Corporation and the State Farm Mutual Insurance Company.

11. Defendant Barbara L. Bowles (“Bowles”) is a director of the Company. She has been Chairman and Chief Executive Officer of The Kenwood Group, Inc. (an equity investment advisory firm) since 1989, has been a director since 2000. Bowles served as a director of Fort James Corporation from 1997 until the completion of Georgia-Pacific’s acquisition of Fort James in 2000. Bowles is also a director of The Black & Decker Corporation, Wisconsin Energy Corporation, Wisconsin Electric Power Company, Wisconsin Gas Company, Hyde Park Bank of Chicago and Dollar General Corporation.

12. Defendant Donald V. Fites (“Fites”) has been a director of the Company since 1992. He is retired Chairman and Chief Executive Officer of Caterpillar Inc., a position he held from 1990 until February 1999. Fites is also a director of AK Steel Corporation, Oshkosh Truck Corporation, Unitrin, Inc. and Wolverine World Wide, Inc.

13. Defendant Sir Richard V. Giordano (“Giordano”) has been a director of the Company since 1984 and the Company’s lead director since November 2002. He is retired Chairman of BG Group plc (oil and gas exploration and production, distributor and seller of gas and gas supported services), a position he held from January 1994 through December 2003. He is also a director of Rio Tinto plc.

14. Defendant David R. Goode (“Goode”) has been a director of the Company since 1992. He has been Chairman and Chief Executive Officer of Norfolk Southern Corporation since October 2004, Chairman, President and Chief Executive Officer from September 1992 until October 2004 and an executive officer of that company since 1985. Goode is also a director of Norfolk Southern Corporation, Norfolk Southern Railway Company, Caterpillar Inc., Delta Air Lines, Inc. and Texas Instruments Incorporated.

15. Defendant Karen N. Horn (“Horn”) has been a director of the Company since 2004. She is a retired Managing Director of Marsh Inc., a position she held from 1999 through 2003. Prior to joining Marsh, Horn was Senior Managing Director and head of international private banking at Bankers Trust Company; Chairman and Chief Executive Officer of Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Horn is also a director of Eli Lilly and Company, Simon Property Group and T. Rowe Price Mutual Funds. She serves as a Director of the U.S. - Russia Investment Fund (a Presidential appointment) and on the Executive Committee of the National Bureau of Economic Research.

16. Defendant M. Douglas Ivester (“Ivester”) has been a director of the Company since 1993. He has been President of Deer Run Investments, LLC (an investment management company) since February 2000. Ivester served as Chief Executive Officer of The Coca-Cola Company from

October 1997 to February 2000 and as President and Chief Operating Officer from July 1994 until October 1997. Ivester is also a director of SunTrust Banks, Inc., and S1 Corporation.

17. Defendant William R. Johnson (“Johnson”) has been a director of the Company since 2004. He is Chairman, President and Chief Executive Officer of H.J. Heinz Company. Johnson was named President and Chief Executive Officer of H.J. Heinz Company in 1998 and assumed the additional role of Chairman in September 2000. Johnson is also a director of H.J. Heinz Company, Grocery Manufacturers of America, Inc. and Clorox Company.

18. Defendant Lee M. Thomas (“Thomas”) has been President and Chief Operating Officer of the Company since September 2002 and March 2003, respectively, and a director since May 2002. Prior to becoming President and Chief Operating Officer, Thomas served in a number of management positions with Georgia-Pacific, including President-Building Products and Distribution from March 2002 until September 2002, Executive Vice President-Consumer Products from August 2000 until March 2002, Executive Vice President-Paper and Chemicals from December 1997 until August 2000. Thomas is also a director of Airgas, Inc.

19. Defendant Louis W. Sullivan (“Sullivan”) has been a director of the Company since 1993. He has been President Emeritus of Morehouse School of Medicine since July 2002. Sullivan served as President of Morehouse School of Medicine from January 1993 until July 2002 and as Secretary of the United States Department of Health and Human Services from March 1989 until January 1993. Sullivan is also a director of Bristol-Myers Squibb Company, CIGNA Corporation, United Therapeutics, Inc., Minnesota Mining and Manufacturing Company, BioSante Pharmaceuticals, Inc. and Endovascular Instruments, Inc.

20. The defendants named in ¶¶6-19 are collectively referred to herein as the “Individual Defendants” and each is named as a defendant in connection with their breaches of fiduciary duties. Each of the Individual Defendants is controlled by defendants Correll and Thomas, who, combined, own 10 times more of the outstanding equity of Georgia-Pacific than any other officer or director. Not only are the directors beholden to the Company’s Chairman and CEO, defendant Correll, they are also beholden to one another. Moreover, all of the defendants’ stock options are restricted stock awards being immediately vested upon the sale of the Company. Some defendants, including Correll and Thomas, stand to reap benefits worth tens of millions of dollars. Still, each defendant (even outside directors) will receive a minimum six-figure benefit to endorse the Acquisition. Furthermore, defendants’ longstanding relationships with one another, combined with incentives and Correll’s dominance, render the so-called “independent directors” vote to endorse the Acquisition a fait accompli. Correll has controlled his co-director defendants since 1993, many of these directors Correll handpicked. Still many others either work alongside one another at other companies or have done so prior to joining Georgia-Pacific. For example, both defendants Bell and Boscia serve as directors of Lincoln Financial Group. Furthermore, Correll’s influence over his co-directors exceeds the confines of Georgia-Pacific’s offices. For example, Correll continues to serve as a director of Norfolk Southern where defendant Goode serves as its Chairman, and Correll is a director of SunTrust where defendant Ivester serves as a director.

21. By virtue of their positions as fiduciaries/directors of Georgia-Pacific, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence Georgia-Pacific to engage in the practices complained of herein.

BACKGROUND

22. Prior to the proposed sale, the Company made several proposals, all of which would allow certain of the officers and directors to reap tens of millions of dollars upon a change of control. Defendants requested that shareholders vote for these proposals in hopes of legimitizing their content. The Company’s 2005 Proxy stated in part:

Proposal No. 2 – Approval of Georgia-Pacific Corporation 2005 Long-Term Incentive Plan

The Board of Directors is asking shareholders to approve the Georgia-Pacific Corporation 2005 Long-Term Incentive Plan (the “2005 LTIP”). The Board believes the adoption of a new long-term incentive plan is necessary because our existing long-term incentive plan, the Georgia-Pacific Corporation 1997 Long-Term Incentive Plan (the “1997 LTIP”), expires in 2007 and the number of shares currently available under the 1997 LTIP are insufficient for awards after 2005.

The 2005 LTIP is designed to replace the 1997 LTIP. Accordingly, if the 2005 LTIP is approved at the Annual Meeting, no further shares will be issued under the 1997 LTIP and, in addition to the 8 million shares specifically authorized under the 2005 LTIP, the 2005 LTIP also will be authorized to issue any shares (1) that remain available for grant under the 1997 LTIP as of the Annual Meeting, (2) that are represented by awards granted pursuant to the 1997 LTIP that are cancelled, forfeited, surrendered, terminated or expire unexercised after the Annual Meeting, and (3) that are the excess portion of variable awards that become fixed after the Annual Meeting at less than the maximum amount originally awarded.

We believe it is in the best interest of Georgia-Pacific and its shareholders to continue offering a long-term incentive program to our management-level employees. Proxies solicited on behalf of the Board of Directors will be voted FOR this proposal unless shareholders specify a contrary choice.

The Board of Directors recommends that shareholders vote FOR the 2005 LTIP.

Summary of the 2005 LTIP

A summary of the 2005 LTIP is set forth below. This summary is qualified in its entirety by reference to the full text of the 2005 LTIP which is attached to this proxy statement as Appendix B.

Purpose. The purpose of the 2005 LTIP is to promote our interests and the interests of our shareholders by attracting and retaining exceptional executives and key employees, motivating employees by means of performance-related incentives to achieve long-range performance goals, and reward employees who contribute to our long-term growth and financial success.

Permissible Awards. The 2005 LTIP authorizes the granting of awards in any of the following forms:

•	options to purchase shares of stock;

•	restricted or unrestricted shares of stock;

•	performance awards payable in cash, stock or options; and

•	Stock Appreciation Rights (“SARs”).

Limitations on Awards. As described above, the maximum number of shares of restricted stock, stock options, stock SARs and performance shares that may be granted under the 2005 LTIP is 8 million shares, plus any of the following shares of stock authorized under the 1997 LTIP: (1) shares of stock that remain available for grant as of the Annual Meeting, (2) shares of stock represented by awards that have been cancelled, forfeited, surrendered or terminated or that expire unexercised after the Annual Meeting, and (3) the excess portion of variable awards that become fixed after the Annual Meeting at less than the maximum amount originally awarded. The maximum number of shares with respect to which restricted shares, performance stock awards and/or unrestricted common stock may be granted under the 2005 LTIP may not exceed 35% of the 8 million newly authorized shares under the 2005 LTIP, plus any of the shares under the 1997 LTIP described in the preceding sentence. Additionally, with respect to grants to a single employee during a calendar year, no more than 1,200,000 shares may be issued in connection with stock options and/or stock SARs, no more than 150,000 shares may be issued in the form of restricted stock, and no more than 300,000 shares may be issued in connection with other stock-based performance awards. The maximum aggregate amount payable under any cash-based performance awards granted in any year to an employee is $2,500,000.

Administration. The 2005 LTIP is administered by the Management Development and Compensation Committee. The Committee has the sole authority to designate participants and determine the type, terms and conditions of awards to be granted.

Stock Options. The Committee is authorized to grant incentive stock options or non-qualified stock options under the 2005 LTIP. We generally do not grant incentive stock options. The exercise price of an option granted under the 2005 LTIP may not be less than the fair market value of the underlying stock on the date of grant and the exercise period shall not exceed ten (10) years.

Restricted Stock Awards. The Committee may make awards of restricted stock to participants, subject to such restrictions on transferability and other restrictions as the Committee may deem appropriate.

Performance Awards. The Committee may grant performance awards that are payable in cash, restricted or unrestricted shares of stock, or stock options. Subject to the specific limitations discussed above under “Limitations on Awards” above, the Committee has the complete discretion to determine the number of performance awards granted to any participant and to set performance goals and other terms or conditions to payment of the performance awards. The extent to which these performance goals are met determines the amount of cash, stock or options that can be received by a participant.

Stock Appreciation Rights (SARs). The Committee may grant SARs under the 2005 LTIP. An SAR award permits the grantee to receive the appreciation, if any,

of the fair market value of a share of common stock on the date of exercise over the fair market value of such a share on the date of grant. Payment of any appreciation will be paid in cash (cash SAR), common stock (stock SAR) or a combination of cash and stock as the Committee directs. A cash SAR granted to an employee on a U.S. payroll will be referred to as a deferred SAR, and the payment of any appreciation on a deferred SAR will be made on a date specified in the award agreement or such earlier distribution date as permitted under Section 409A of the Code. The exercise period with respect to any SAR shall not exceed ten (10) years.

Performance Goals. Each year, the Committee establishes objectively determinable performance goals for awards based on one or more performance criteria. The goals may be particular to an officer or may be based, in whole or part, on the performance of the division, department, line of business, subsidiary or other business unit in which the officer works, or on the performance of Georgia-Pacific generally. The Committee must establish such goals prior to the beginning of the period to which such performance goal relates (or such later date as may be permitted under applicable tax regulations). Any payment of an award granted with performance goals is conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

Limitations on Transfer; Beneficiaries. No award is assignable or transferable by a participant other than by will or the laws of descent and distribution. However, the Committee may (but need not) permit other transfers where it concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account applicable tax or securities laws. A participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Change of Control. Upon the occurrence of a change of control, as defined in the 2005 LTIP, all outstanding awards will become noncancellable, fully vested and exercisable, and all performance goals applicable to an award will be deemed automatically satisfied with respect to the maximum compensation attainable pursuant to such award, so that all of such compensation shall be immediately vested and payable. If, after a change of control, a participant’s employment is terminated for any reason other than death or retirement, his or her options will remain exercisable for a period of 90 days or such longer period as the award agreement may provide, but not beyond the expiration date of the option.

23. Acquiescing to defendants’ request, the Company’s shareholders voted to approve the 2005 Long Term Incentive Plan (“LTIP”) with these change of control provisions, having no knowledge that defendants were planning to sell the Company. Rather, approving shareholders believed they were incentivizing management to work; instead, these plans were so aggressive that they incentivized management to sell the Company, possibly so they would never need to work again. (Certain of the officers and directors stand to make millions – if not tens of millions!)

24. In addition to the above 2005 LTIP, the defendants also had an additional change of control plan where certain of the Company’s officers and directors stood to make millions. The 2005 Proxy stated:

Change of Control Agreements

We have entered into change of control agreements with each of our executive officers… providing for payments and other benefits if an executive’s employment is terminated under certain circumstances following a “change of control”, as defined in these agreements. The payments and other benefits under these agreements are payable only if, during the three-year period following a change of control, the executive is terminated involuntarily other than for “cause” (as defined in the agreements), death or disability, or voluntarily terminates his or her employment for “good reason”, which generally means after:

•	an adverse change in the executive’s position, authority, compensation, benefits, duties or responsibilities; or

•	the executive’s place of work is relocated to a location other than where the executive was employed immediately prior to the change of control.

If, during the three-year period following a change of control, an executive terminates his or her employment for good reason or is terminated involuntarily other than for cause, then in addition to any accrued but unpaid compensation due at the time of such termination the executive will be entitled to receive a lump-sum payment equal to:

•	three times the sum of the executive’s annualized base salary, plus the greater of either the average of the executive’s three most recent annual bonus awards, or his or her target bonus award for the year in which the change of control occurs;

•	any federal excise and related income tax payments payable by the executive as a result of the change of control agreement; and

•	employer contributions, and interest thereon, that would have been made under our Salaried Pension Plan and Salaried 401(k) Plan and under any non-qualified retirement plan.

The executive also will receive medical and welfare benefits for up to three years and up to three years of additional age and service credit under his or her retirement agreement (as described below). Most of our restricted stock and stock option award agreements with our executive officers provide for immediate vesting of the award in the event of a change of control.

25. The outside directors would not be left out in the cold, as some of the Company’s top officers stood to make millions via the new 2005 proposal. In 2005, upon the recommendation of the Executive and Governance Committee, the Board terminated the plans under which stock options and restricted stock grants had been issued to directors as part of their compensation, and replaced these plans with a new Outside Director Deferred Stock Unit Plan. Under this plan, beginning in 2005, each non-management director will receive a grant of stock units valued at $90,000 on the date of grant. The value of each stock unit will track the value of a single share of Georgia-Pacific common stock. Distributions of the stock units to directors will be made in cash upon the termination of a director’s Board membership, i.e., sale of the Company.

26. In the Summer of 2005, the Company’s efforts to realign the Company had just begun to pay off for shareholders and Wall Street began to take notice:

•	On July 20, 2005, Prudential upgraded Georgia-Pacific stock to Neutral Overweight.

•	On August 31, 2005, Goldman Sachs upgraded Georgia-Pacific stock to Outperform.

•	On September 8, 2005, JP Morgan upgraded Georgia-Pacific stock to Neutral Overweight.

•	On September 13, 2005, Banc of America Securities upgraded Georgia-Pacific stock to Neutral Buy.

•	On September 15, 2005, CIBC World Markets upgraded Georgia-Pacific stock from Sector Perform to Sector Outperform.

27. Each month thereafter, the Company continued to issue reports updating shareholders on the Company’s progress towards increasing its value. In early October 2005, Georgia-Pacific revealed it would immediately repatriate $200 million from foreign operations under the American Jobs Creation Act (“AJC Act”) and an additional $500 million by December 31, 2005. Once this additional $500 million is repatriated through the AJC Act it will be of material value to the

Company, its shareholders and/or a would-be acquirer. Bloomberg commented on the repatriation as follows:

According to a filing with the Securities and Exchange Commission, the Atlanta-based building products manufacturer repatriated $200 million on Sept. 28 and will complete the remaining repatriation by the end of 2005.

The company will record an income tax expense and a related federal income tax liability of $35 million in the third quarter on the total $709 million.

28. On October 27 and 28, 2005, Deutsche Securities upgraded Georgia-Pacific stock to Upgrade from Hold Buy.

29. On November 13, 2005, the Company issued a press release entitled “Koch Industries to Acquire Georgia-Pacific for $48 Per Share In Cash,” which stated in part:

Transaction, subject to completion, valued at $21 billion, including debt

•	Georgia-Pacific and Koch Industries boards unanimously approve $48/share offer

•	Georgia-Pacific to become a privately held, wholly owned subsidiary of Koch Industries

•	Koch Industries expecting to commence cash tender offer for Georgia-Pacific shares this week

•	The company will continue to operate as Georgia-Pacific from its Atlanta headquarters

…Georgia-Pacific Corp. and Koch Industries, Inc. today announced they have reached a definitive agreement for Koch Forest Products, Inc., a wholly owned Koch subsidiary, to make a $48 per share cash tender offer for all shares of Georgia-Pacific. The transaction has been unanimously approved by the boards of directors of Georgia-Pacific and Koch.

The transaction has an equity value of $13.2 billion and a total enterprise value of $21 billion, including all Georgia-Pacific debt. The price to Georgia-Pacific shareholders represents a premium of 39 percent based on the closing price of Georgia-Pacific common stock on Nov. 11.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

30. The Individual Defendants, the directors of Georgia-Pacific, are required to act in good faith, in the best interests of Georgia-Pacific and its shareholders, and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. To diligently comply with this duty, they are precluded from taking action that:

(a) serves their own interests or the interests of Koch to the detriment of Georgia-Pacific or its public shareholders;

(b) inures to the detriment of Georgia-Pacific or its shareholders;

(c) contractually prohibits them from complying with or carrying out their fiduciary duties to maximize shareholder value in connection with the sale of Georgia-Pacific;

(d) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(e) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

31. The Individual Defendants, because of their positions of control and authority as directors of Georgia-Pacific, were able to and did, directly control the conduct complained of herein.

32. The claims are brought under Georgia law requiring every director to act in good faith and in the best interest of their corporation and its shareholders. These laws require each Individual Defendant to act with such care, including conducting a reasonable inquiry, as would be expected of a prudent person conducting his or her own financial affairs.

33. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for a corporation and its shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

34. Just months prior to defendants’ sudden desire to sell the Company, defendants had induced shareholders to vote for and thereby approve a revamped compensation policy, granting generous awards/options, which included self-serving language which will allow defendants to reap tens of millions of dollars upon the “change of control,” i.e., sale, of the Company. The Company’s shareholders did not know that they were being used as pawns to make the sale of the Company more profitable for defendants at their own expense.

35. Defendants’ self-dealing is highly improper. Defendants have attempted to negotiate a sale of Georgia-Pacific on terms that are designed to freeze Georgia-Pacific’s public shareholders out of a large portion of the Company’s valuable assets in order to allow the conflict-dominated Board to sell off Georgia-Pacific’s valuable corporate assets. Georgia-Pacific’s Board suffers from innumerable conflicts of interest. Not only are the directors beholden to the Company’s Chairman and CEO, defendant Correll, but they are also beholden to one another. Moreover, all of the defendants’ stock options are restricted stock awards being immediately vested upon the sale of the Company. Some defendants, including Correll and Thomas, stand to reap tens of millions of dollars. Still, each defendant will receive a minimum six-figure benefit to endorse the Acquisition. Furthermore, defendants’ longstanding relationships with one another, combined with incentives and Correll’s dominance, render the vote to endorse the Acquisition a fait accompli.

36. Correll has controlled his co-director defendants since 1993. Many of these directors Correll handpicked. Still many others either work together at other companies or have done so prior to joining Georgia-Pacific. For example, both Bell and Boscia serve as directors of Lincoln Financial Group. Correll continues to serve as a director of Norfolk Southern where defendant Goode serves as Chairman. Correll is also a director of SunTrust where defendant Ivester serves as a director.

37. Georgia-Pacific’s shareholders have also been denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not benefit themselves or Koch by structuring a preferential deal for themselves at the expense of Georgia-Pacific and its shareholders.

38. The Individual Defendants are obligated to maximize the sale value of Georgia-Pacific. Georgia-Pacific and its shareholders are being deprived of a fair and unbiased process to sell the Company. Georgia-Pacific’s shareholders are entitled to an opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

39. The Board members and advisors identified herein have irremediable positions of conflict and cannot be expected to act in the best interests of Georgia-Pacific or its public shareholders in connection with the proposed sale of Georgia-Pacific.

40. The proposed sale is wrongful, unfair and harmful to Georgia-Pacific and its public shareholders and represents an effort by defendants Correll and Thomas and their cohorts to aggrandize their own interests at the expense of and to the detriment of Class members.

41. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Georgia-Pacific’s public shareholders; and

(b) allow Georgia-Pacific shareholders to consider all offers for Georgia-Pacific, not just those which include special benefits for Georgia-Pacific insiders.

CLASS ACTION ALLEGATIONS

42. Plaintiff brings Count I pursuant to O.C.G.A. §9-11-23, on behalf of itself and all other public shareholders of Georgia-Pacific’s common stock, who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

43. This action is properly maintainable as a class action.

44. The shareholders on whose behalf this action is brought are so numerous that joinder of them all is impracticable. There are over 260 million shares of Georgia-Pacific stock outstanding. The shares trade on the New York Stock Exchange.

45. Questions of law and fact are common to the Class and predominate over questions affecting individual Class members, including:

(a) whether the defendants have engaged in or aided and abetted the mismanagement, abuse of control and self-dealing or enriched and benefited themselves at the expense of Georgia-Pacific and its public stockholders;

(b) whether the Individual Defendants have breached their fiduciary duties in failing to maximize shareholder value; and

(c) whether the plaintiff and other Class members would be irreparably harmed were the provisions and conduct detailed herein allowed to persist.

46. Plaintiff’s claims are typical of the claims of the Class because all members of the Class have been and will be similarly harmed by defendants’ actions.

47. Plaintiff has retained counsel experienced in litigation of this nature. Plaintiff has no interest that is adverse to the interests of the Class. Plaintiff is an adequate representative of the Class and anticipates no difficulty in the management of this case as a class action.

48. A class action is superior to any other method available for the fair and efficient adjudication of this controversy. Classwide remedies will assure uniform standards of conduct for the defendants and avoid the risk of inconsistent judgments.

DERIVATIVE ALLEGATIONS

49. Plaintiff brings Counts II-IV derivatively in the right of and for the benefit of Georgia-Pacific to redress injuries suffered and to be suffered by Georgia-Pacific as a direct result of the Individual Defendants’ breaches of fiduciary duty, corporate waste, gross self-dealing and abuse of control.

50. Plaintiff will adequately and fairly represent the interests of Georgia-Pacific and its shareholders in enforcing and prosecuting their rights.

51. This action is brought to remedy violations of applicable law. A written demand has been made on the Board prior to filing suit; however, this complaint was filed before the statutory 90-day period had expired because the Company faces immediate irreparable harm and said demand is futile because the entire Board participated in the wrongs complained of herein by performing the following acts:

(a) accepting the Koch proposal on the terms proposed;

(b) the known principal wrongdoers and beneficiaries of the wrongdoing, including, but not limited to, defendants Correll and Thomas, are in positions to, and do, dominate and control Georgia-Pacific’s Board of Directors. Thus, the Board could not, and cannot, exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action;

(c) refusing to take any action to rescind these actions despite their knowledge that such actions constitute a breach of their fiduciary duties;

(d) to bring this action for breach of fiduciary duties, corporate waste and abuse of control, the members of Georgia-Pacific’s Board of Directors would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company, with whom they are close personal friends and with whom they have entangling financial alliances, interests and dependencies. Suing themselves, their friends and their allies is not something the Individual Defendants would be willing to do, therefore, they would not be able to vigorously prosecute any such action;

(e) Georgia-Pacific’s Board of Directors, including each of the Individual Defendants herein, receive substantial salaries, bonuses, payments, benefits and other emoluments by virtue of their membership on the Company’s Board and their control of Georgia-Pacific. Thus, they have benefited from the wrongs alleged herein and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and consequently are interested parties and cannot, in good faith, exercise independent business judgment to determine whether to bring this action against themselves; and

(f) due to Georgia-Pacific’s directors’ and officers’ liability insurance coverage, if the directors caused Georgia-Pacific to sue themselves and the Company’s executive officers for the liability asserted herein, the directors and officers would be required to personally pay for the liability alleged herein. As a result, if these defendants were to sue themselves there would be no insurance protection for this derivative action. Thus, the defendants will not sue themselves because to do so would subject them and their colleagues and/or friends to million-dollar judgments payable from their individual assets alone.

COUNT I

On Behalf of Plaintiff and the Class Against the

Individual Defendants for Breach of Fiduciary Duty

52. Plaintiff repeats and realleges each allegation above as though fully set forth herein.

53. Defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Georgia-Pacific, have engaged in unlawful self-dealing, and have acted to put their personal interests and/or the interests of Koch ahead of the interests of Georgia-Pacific shareholders.

54. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Georgia-Pacific.

55. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Koch without regard to the fairness of the transaction to Georgia-Pacific shareholders.

56. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Georgia-Pacific because, among other reasons:

(a) They requested shareholder approval of Proposal No. 2 in the 2005 Proxy, which inflated defendants’ change of control benefits while defendants were planning to sell the Company in order to trigger these benefits.

(b) They failed to take steps to maximize the value of Georgia-Pacific to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Georgia-Pacific’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions.

(c) They ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition. Not only are the directors beholden to the Company’s Chairman and CEO, defendant Correll, they are also beholden to one another. Moreover, all of the defendants’ stock options are restricted stock awards that will immediately vest upon the sale of the Company. Some defendants stand to reap tens of millions of dollars, and even non-employee directors will receive a minimum six-figure benefit by endorsing the Acquisition.

(d) Correll has controlled his co-director defendants since 1993, and many of these directors Correll handpicked. Still many others either work together at other companies or have done so prior to joining Georgia-Pacific. For example, both Bell and Boscia serve as directors of Lincoln Financial Group. Correll continues to serve as a director of Norfolk Southern where defendant Goode serves as its Chairman and Correll is also a director of SunTrust where defendant Ivester serves as a director.

57. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

58. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of Georgia-Pacific’s assets and businesses and have been and will be prevented from obtaining a fair price for their shares.

59. Unless enjoined by this Court, defendants will continue to breach and/or aid and abet the other defendants’ breaches of their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed sale of Georgia-Pacific to Koch, which will exclude the Class from its fair share of Georgia-Pacific’s valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

60. By the course of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, have implemented and are abiding by a process that will deprive plaintiff and other members of the Class of the rights and interests that they possess as a result of their ownership of Georgia-Pacific stock.

61. Georgia-Pacific shareholders will, if defendants’ actions are allowed to stand, be deprived of their rights as Georgia-Pacific shareholders. Instead, these benefits are being and will be diverted from Georgia-Pacific to Koch without full and candid disclosure to plaintiff and the Class concerning Georgia-Pacific’s prospects and the defendants’ true intentions when they requested that shareholders vote in favor of Proposal No. 2 in the 2005 Proxy concerning defendants’ change-of-control payments.

62. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations owed to plaintiff and the other Georgia-Pacific public stockholders and/or have acted in a manner adverse to the interests of Georgia-Pacific and its shareholders in order to advance their own interests.

63. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, rescind the unlawful provisions designed to favor Koch and/or implement an active auction or open bidding process in order to maximize shareholder value.

64. Defendants have failed to act in good faith toward plaintiff and other Class members, and have breached and are continuing to breach their fiduciary duties to plaintiff and Class members.

65. Because of defendants’ unlawful actions, plaintiff and other Class members will be irreparably harmed in that they will continue to be precluded from exercising the rights they possess and benefits they are entitled to as Georgia-Pacific shareholders. Unless defendants’ actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and Class members, and will refuse to engage in arm’s-length negotiations, all to the irreparable harm of Class members.

66. Plaintiff and the Class have no adequate remedy at law. Only by this Court’s exercise of its equitable powers can plaintiff be fully protected from the immediate and irreparable injury inflicted by defendants’ actions.

COUNT II

Derivatively on Behalf of Georgia-Pacific Against

the Individual Defendants for Corporate Waste

67. Plaintiff realleges each prior allegation in ¶¶1-51 above as though fully set forth herein.

68. As explained above, the Individual Defendants’ conduct in authorizing the sale of Georgia-Pacific’s assets together with inducing shareholders to approve the defendants’ change-of-control benefits just months prior to the proposed sale of Georgia-Pacific constituted a waste of corporate assets. Defendants should be required to disgorge the gain they will unjustly obtain at the expense of Georgia-Pacific and its shareholders and a constructive trust for the benefit of Georgia-Pacific and its shareholders should be imposed thereon.

69. As a result of the Individual Defendants’ waste of Georgia-Pacific’s corporate assets, Georgia-Pacific and its shareholders have sustained and will continue to sustain irreparable harm and have no adequate remedy at law.

COUNT III

Derivatively on Behalf of Georgia-Pacific Against

the Individual Defendants for Abuse of Control

70. Plaintiff realleges each prior allegation in ¶¶1-51 above as though fully set forth herein.

71. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized their control over Georgia-Pacific to divert Georgia-Pacific’s valuable assets to Koch and/or derive special payoffs for themselves.

72. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized, and will continue to utilize, their power and control over Georgia-Pacific to induce shareholders to approve the change in the Company’s change-in-control policy just months prior to the sale, which will result in six to eight figure change-of-control benefits for the defendants. Further, by agreeing to pay a $370 million termination fee1 if shareholders reject the Acquisition, the Individual Defendants risk losing such change-of-control benefits.

73. Defendants’ conduct constituted and continues to constitute an abuse of their ability to control and influence Georgia-Pacific, conduct for which all the Individual Defendants are legally responsible.

74. By reason of the foregoing, Georgia-Pacific has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

[1]	Which must be paid within 48 hours.

COUNT IV

Derivatively on Behalf of Georgia-Pacific Against the

Individual Defendants for Breach of Fiduciary Duty

75. Plaintiff realleges each prior allegation in ¶¶1-51 above as though fully set forth herein.

76. The Individual Defendants engaged in the aforesaid conduct without exercising the reasonable and ordinary care which directors and officers, as fiduciaries, owe to a corporation and its shareholders, and have thereby knowingly or recklessly breached and/or aided and abetted breaches of fiduciary duties to the corporation and/or its shareholders.

77. As a result of the Individual Defendants’ breach of fiduciary duty, Georgia-Pacific and its shareholders have sustained and will continue to sustain irreparable harm and have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff, on behalf of itself and Georgia-Pacific, demands judgment and preliminary and permanent relief, including injunctive relief against defendants as follows:

A. Declaring that, as to Count I, this action is properly maintained as a class action.

B. Declaring and decreeing that any merger agreement entered into in breach of the fiduciary duties of the Individual Defendants is unlawful and unenforceable;

C. Enjoining defendants from proceeding with a merger agreement with Koch to the extent it includes protections or payoffs to defendants;

D. Enjoining defendants from consummating a merger agreement with Koch unless and until the Individual Defendants adopt and implement a procedure or process, such as an auction, to obtain the highest possible price for the Company;

E. Directing all defendants to account for all profits and special benefits and unjust enrichment they have obtained as a result of their unlawful conduct and imposing a constructive trust thereon;

F. Awarding costs and disbursements of this action, including reasonable attorneys’, accountants’ and experts’ fees; and

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: December 2, 2005	HOLZER & HOLZER LLC
COREY D. HOLZER
Georgia Bar No. 364698
MICHAEL I. FISTEL, JR.
Georgia Bar No. 262062

MICHAEL I. FISTEL, JR.

1117 Perimeter Center West, Suite E-107 Atlanta, GA 30338 Telephone: 770/392-0090 770/392-0029 (fax)

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON TRAVIS E. DOWNS, III 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

Attorneys for Plaintiff

VERIFICATION

I, MICHAEL I. FISTEL, JR. hereby declare as follows:

I am counsel for Plaintiff in the above-entitled action. Plaintiff in the above-entitled action is, and was at all relevant times hereto, a shareholder of Georgia-Pacific Corporation. Plaintiff, by and through its counsel, has performed an extensive investigation that included, among other things, a review of relevant filings with the U.S. Securities and Exchange Commission and public disclosures of information, including through national business wires. As such, I am informed and believe that the matters stated in the Complaint are true, and on that ground, I allege that the matters stated therein are true.

Executed this 2nd day of December, 2005, in Atlanta, Georgia.

Michael I. Fistel, Jr.

Sworn to and subscribed to before me this 2nd day of December, 2005.

Notary Public
My Commission Expires:

NOTARY PUBLIC, FULTON COUNTY, GEORGIA MY COMMISSION EXPIRES APRIL 28, 2007